Exhibit 21

Subsidiaries of Registrant
(all 100% owned except where indicated)

Name of Subsidiary	Jurisdiction of Incorporation
A-Mark Precious Metals, Inc. (80% owned)	New York
Collateral Finance Corporation, Inc.	Delaware
A-Mark Trading AG	Austria
Bowers and Merena Auctions, LLC	Delaware
Spectrum Numismatics International, Inc.	California
SGI France SAS	France
Calzona Ventures, LLC (35% owned)	Delaware
Teletrade, Inc.	Delaware
Stack's-Bowers Numismatics, LLC (51% owned)	Delaware
Stack's-Bowers Ponterio	Delaware
H.R. Harmer Global Philatelic Network, GmbH*	Germany
Spectrum Wine Auctions, LLC	California
Spectrum Wine Auctions, Limited	Hong Kong
Central de Compras Collectionables, S.L.U. - En Liquidacion	Spain
Corinphila Auktionen AG*	Switzerland
Corinphila Veilingen BV*	The Netherlands
Heinrich Köhler Auktionshaus GmbH & Co. KG*	Germany
Heinrich Köhler Briefmarkenhandel, GmbH & Co. KG*	Germany
John Bull Stamp Auctions, Ltd.*	Hong Kong
*These subsidiaries were sold on September 13, 2012.